Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at 10:00 a.m., Hong Kong time on February 8, 2024 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated January 12, 2024):

Ordinary Resolutions

1.	“THAT the terms of Secured Loan Facility under the Loan Facility Framework Agreement entered into by the Company and Kingsoft Corporation on December 4, 2023, and the proposed Annual Caps be and hereby approved and confirmed.”

2.	“THAT any one executive director of the Company be and is hereby authorized to

(i) determine the relevant commercial terms arising from the Loan Facility Framework Agreement in respect of Secured Loan Facility, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the Secured Loan Facility on behalf the Company, (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the Loan Facility Framework Agreement in respect of the Secured Loan Facility and completing relevant transactions.”

SHARES RECORD DATE AND ADSS RECORD DATE

The Board has fixed the close of business on January 9, 2024, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on January 9, 2024, New York Time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Dates”), must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if the ADSs are held by a holder on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if the ADSs are held by any of them on behalf of a holder, as the case may be.

ATTENDING THE EGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADSs Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying Shares represented by the ADSs, if the ADSs are held by a holder on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary as to how to vote underlying Shares represented by the ADSs, if the ADSs are held by any of them on behalf of a holder, as the case may be. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs).

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs), if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on February 6, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, January 12, 2024

As at the date of this notice, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.